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Exhibit 99.1

                        [Tamsa Press Release Letterhead]

FOR IMMEDIATE RELEASE

Gerardo Varela / Jose Ramon Calderon          Cesar Villavicencio
Tamsa                                         Citigate Financial Intelligence
011-52-55-5282-9913                           (212) 688-6840 / (212) 419-8305
www.tamsa.com.mx

MEXICO CITY (December 16, 2002) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) announced today that Tenaris S.A. ("Tenaris") has communicated the successful conclusion of its exchange offer.

      Tenaris announced today that its offer to exchange its ordinary shares and ADSs for shares and ADSs of Siderca S.A.I.C. (MERVAL: ERCA and NYSE: SDT) ("Siderca"), shares and ADSs of Tubos de Acero de Mexico S.A. (BMV: TAMSA and
AMEX: TAM) ("Tamsa") and shares of Dalmine S.p.A (MTA: D) ("Dalmine") was concluded successfully on December 13, 2002, and that trading is expected to begin this morning in its ordinary shares on the Buenos Aires and Mexican stock exchanges and in its ADSs on the New York Stock Exchange under the symbol TS. Trading in its ordinary shares on the Mercato Telematico Azionario in Italy is expected to begin as from tomorrow.

As a result of the transaction, Tenaris will hold 99.11% of the capital stock of Siderca, 94.50% of the capital stock of Tamsa and 88.41% of the capital stock of Dalmine. Tenaris has accepted all the shares and ADSs tendered, having exercised its right to waive the previously established threshold applicable to the Dalmine shares.

Accordingly, Tenaris will have a total of 1,160,700,793 shares issued and outstanding, with 61.23% held by Sidertubes S.A., a Techint group company, and 38.77% held by the public.

As a result of Tenaris's new ownership level in Siderca and Tamsa, in accordance with Argentine and Mexican laws, Tenaris is entitled, and may also be required, to make further offers to the investors that did not exchange their shares, which may ultimately lead to the delisting of the shares of Siderca and Tamsa. Tenaris intends to commence the necessary proceedings to that end shortly. Similarly, Tenaris has committed with Borsa Italiana to take steps aimed at causing the delisting of Dalmine within the next 12 months.

Tenaris, a corporation organized in Luxembourg, is a leading manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries. Tenaris's operating subsidiaries include eight established steel pipe manufacturers: AlgomaTubes, Confab, Dalmine, NKKTubes, Siat, Siderca, Tamsa and Tavsa.

Tenaris wishes to thank all those shareholders of Siderca, Tamsa and Dalmine who elected to participate in the exchange offer for their confidence in Tenaris.

More information about Tenaris is available at www.tenaris.com. Information on or accessible through this website is not part of this press release.

THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OR ADSS. THE EXCHANGE OFFER WAS MADE IN ARGENTINA, ITALY, MEXICO AND THE UNITED STATES SOLELY BY THE PROSPECTUSES DATED NOVEMBER 7, 13, 11 AND 8, 2002, RESPECTIVELY, AND THE RELATED FORMS OF ACCEPTANCE AND ADS LETTERS OF TRANSMITTAL AND WAS NOT MADE TO, NOR WERE TENDERS ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES OR ADSS IN ANY JURISDICTION IN WHICH THE MAKING OF THE EXCHANGE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.